VIA EDGAR AND FACSIMILE

November 7, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant Ryan Rohn, Staff Accountant Ryan Houseal , Attorney-Advisor Katherine Wray, Attorney-Advisor

Re:	Infosys Limited Form 20-F for the fiscal year ended March 31, 2011 Filed May 6, 2011 File No. 000-25383

Ladies and Gentlemen:

Infosys Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 24, 2011 (the “Comment Letter”), which included comments related to the Company’s response to the Comment letter dated September 28, 2011 related to our filing on May 6, 2011 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Annual Report”).

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comments followed by our responses.

Form 20-F for the fiscal year ended March 31, 2011 filed on May 6, 2011

Note 1.3 Basis of consolidation

1. We note your response to prior comment 2. It is unclear to us if or how you will revise your disclosures in future filings. Please advise.

Company Response

We supplementally advise the Staff that we will ensure that a financial statement line item as given in the table below is included both in the Statement of Financial Position and Statement of Comprehensive Income in all our future interim and annual filings, even for a Nil disclosure.

Particulars	Fiscal 2011	Fiscal 2010
Non-Controlling Interest	—	—

Note 2.17 Income taxes

2.	We have reviewed your response to prior comment 4. Please address the following items:

a)	For each of the three fiscal years presented, please reconcile the foreign taxes in your income tax expense table to the Overseas taxes line item in your reconciliation of the income tax provision table.

Company Response

In response to the Staff’s comment, we respectfully submit to the Staff the reconciliation of foreign taxes to the overseas taxes:

Particulars	Fiscal 2011	Fiscal 2010	Fiscal 2009	Cross references to items in the Form 20-F
Foreign tax expense (current and deferred, as reported)	116	120	76	Note 2.17 in the Notes to the Consolidated Financial Statements, breakdown of income tax expense table under Item 18 of Form 20-F

Tax reversals pertaining to overseas jurisdictions (included in tax reversals line item in the reconciliation table of $52 million, $103 million and $23 million for fiscal 2011, 2010 and 2009, respectively)	47	37	23	Note 2.17 in the Notes to the Consolidated Financial Statements, income tax provision reconciliation table (hereafter referred to as the “reconciliation table”), Tax reversals line item, under Item 18 of Form 20-F

Foreign tax credit pertaining to fiscal 2011,2010 and 2009 (Refer to Note 1, below)	(59)	(45)	—

Current and deferred taxes pertaining to foreign subsidiaries (included in the income tax expense table but not included in the overseas taxes line item in the reconciliation table, Refer to Note 2, below)	(16)	(29)	14

Overseas taxes as per reconciliation table (as reported)	88	83	113	Note 2.17 in the Notes to the Consolidated Financial Statements, income tax provision reconciliation table , Overseas tax, net line item, under Item 18 of Form 20-F

Note 1: Foreign Tax Credit:

Foreign Tax Credit (FTC) - The Indian Income Tax Act provides for a tax credit mechanism whereby the taxes paid by the Company in foreign jurisdictions can be claimed as tax credit in India while paying taxes in India on the same income which has been subjected to tax in foreign jurisdiction. These FTC are computed based on Double Tax Avoidance Agreements between the two countries or in the absence of the same, lower of the statutory tax rates of the two countries.

For fiscal 2009, the FTC were not significant due to tax holiday benefits in India.

Note 2: Current and deferred taxes of foreign subsidiaries:

The Company’s income tax expense is comprised of domestic taxes and foreign taxes. Foreign tax expense is comprised of income taxes payable overseas by the Company, principally in the United States of America.

The overseas taxes line item in the reconciliation table, represents solely the additional taxes payable in overseas jurisdictions on income which is already subject to tax in India. The overseas taxes line item in the reconciliation table does not include the taxes payable by foreign subsidiaries. In the reconciliation table the taxes payable by foreign subsidiaries are reflected under the “Computed expected tax expense” line item and the reconciling items are reflected under the “Effect of differential foreign tax rates” and “Effect of unrecognized deferred tax assets” line items, being more appropriate categories for reconciliation.

b)	Please tell us your considerations of providing additional disclosures in your filing to clarify why the domestic income tax expense and the foreign income tax expense will not directly correlate to your geographic revenues.

We respectfully submit to the Staff, as mentioned in our prior response, that it is not possible to correlate the domestic income tax expense with the related Indian geographic segment revenue, and similarly, correlate the foreign tax expense with the overseas geographic segments revenue.

However in our future interim and annual filings, we shall provide additional disclosure, as stated below, to provide an overview of the reasons as to why the amounts applicable to domestic income taxes and foreign income taxes are not comparable to the proportion of revenue generated from India and other overseas segments as per our geographic segment disclosure.

“Our geographical segment disclosures on revenue are solely based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. Infosys, as an Indian resident, is liable to pay taxes in India on the entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth herein.”

Acknowledgment

In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852-0440, or by facsimile at +91-80-2852-0754 or by mail at balakv@infosys.com, or Samuel Mani Kallupurakal at +91-80-4116-7419 or by facsimile at +91-80-4110-2554 or by mail at Samuel_k@infosys.com.

Sincerely,

/s/ S. Gopalakrishnan
S. Gopalakrishnan
Executive Co-Chairman of the Board
Infosys Limited

cc:

V. Balakrishnan, Member of the Board & CFO, Infosys Limited

Samuel Mani Kallupurakal, Head of Legal, Infosys Limited

Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.